Exhibit 3.3

SECOND CERTIFICATE OF AMENDMENT

OF THE SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

INVENSENSE, INC.

The corporation organized and existing under and by virtue of the General Corporate Law of the State of Delaware does hereby certify:

FIRST:  That by unanimous written consent of the Board of Directors of the Corporation, filed with the minutes of the Corporation, resolutions were duly adopted setting forth the proposed amendment of the Second Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The resolution setting forth the proposed amendment of Article IV(A) and Article IV(B)(4)(d)(ii)(B) is as follows:

RESOLVED, that Article IV(A) of the Second Amended and Restated Certificate of Incorporation of the Corporation be, and it hereby is, amended and restated in its entirety to read as follows:

“A.    Classes of Stock. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that this Corporation is authorized to issue is one hundred ten million, one hundred thirty six thousand four hundred twenty two (110,136,422) shares. Eighty million (80,000,000) shares shall be Common Stock, each with a par value of one-tenth of one cent ($0.001) per share, and thirty million, one hundred thirty-six thousand, four hundred twenty-two (30,136,422) shares shall be Preferred Stock, each with a par value of one-tenth of one cent ($0.001) per share.”

RESOLVED, that Article IV(B)(4)(d)(ii)(B) of the Second Amended and Restated Certificate of Incorporation of the Corporation be, and it hereby is, amended and restated in its entirety to read as follows:

“(B)    shares of Common Stock issued or deemed issued to employees, consultants, officers or directors of this Corporation pursuant to a stock option plan or restricted stock purchase plan approved by the Board of Directors of this Corporation, so long as at any given time the total number of shares of Common Stock issued, or deemed to have been issued, pursuant to all such plans does not exceed 15,845,000 shares of Common Stock.”

SECOND:  That thereafter, pursuant to resolution of its Board of Directors, the stockholders of the Corporation took action by executing a written consent in lieu of a meeting in accordance with Section 228 of the General Corporation Law of the State of Delaware to approve such amendment. The holders of a majority of the outstanding stock entitled to consent thereto have granted written consent with respect to such stock in favor of said amendment and restatement.

THIRD:  That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Amendment to be signed this 18th day of September, 2009.

INVENSENSE, INC.

By:	/s/ Steven Nasiri
Steven Nasiri, President and CEO